Via EDGAR*

June 12, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 (“2014 Form 10-K”)
Filed February 23, 2015
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated May 29, 2015, to Lloyd C. Blankfein, Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the 2014 Form 10-K.  We appreciate the Staff’s review of our filing and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

*
Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8 – Financial Statements and Supplementary Data, page 115

Note 4 – Financial Instruments Owned, at Fair Value …, page 129

Gains and Losses from Market Making and Other Principal Transactions, page 130

1.
We note your tabular presentation of gains and losses from market making and other principal transactions. In an effort to provide more granularity and transparency to your disclosure, please expand your table in future filings to also present the unrealized trading gains and losses attributable to the financial instruments you hold at the end of the reporting period. Refer to ASC 320-10-50-9(e) and 50-14.

Response:

Substantially all of our financial instruments are recorded at fair value or at amounts that approximate fair value. Changes in fair value are recorded in income regardless of whether they are realized or unrealized. For that reason, we do not differentiate between realized and unrealized gains and losses.

The vast majority of our gains and losses from market making and other principal transactions relate to financial instruments not accounted for under ASC 320, including financial instruments held in broker-dealer entities, financial instruments accounted for at fair value under the fair value option and derivative instruments accounted for under ASC 815 (each of which under ASC 320-10-15 are exempt from the requirements of ASC 320-10-50-9(e) and 50-14).

In accordance with ASC 820-10-50-2, we disclose the net unrealized gains and losses related to level 3 assets and liabilities held at each reporting period end.  This disclosure is included on pages 138-139, 149-150 and 160-161 of our 2014 Form 10-K.

Note 29 – Employee Incentive Plans, page 219

2.
We note that your disclosure substantially addresses stock-based incentive plans (i.e. SIP, RSUs, and Stock Options). However, we note from your definitive proxy statement filed on April 10, 2015 that you also have a long-term incentive plan (LTIP) and you introduced performance-based restricted stock units (PSUs) in 2014. Please revise your future filings to address the following:

•	Disclose the significant terms of your PSUs and clarify if the awards granted in 2014 are included within your RSU disclosures. If not, provide the disclosures required by ASC 718.

•
Disclose the significant terms of your LTIP. In this regard, disclose for each of the three-years ended the amount of awards granted and the amount of compensation expense recorded. Also disclose the period-end amount of deferred compensation and the weighted-average remaining contractual term.

•	Disclose your accounting policies to explain your accounting treatment for your LTIP and PSUs.

Response:

The performance-based restricted stock units (PSUs) are considered stock-based compensation and therefore are subject to the accounting and disclosure requirements of ASC 718.  An accrual of approximately $20 million related to three executive officers was reflected in the firm’s total compensation and benefits expense in 2014 related to the PSUs.  We concluded that the PSUs were not material for disclosure in our 2014 Form 10-K.

The long-term performance incentive plan (LTIP) is a cash-based incentive plan that is subject to the accounting and disclosure requirements of ASC 710 rather than the disclosure requirements of ASC 718.  An accrual [Redacted] related to eight current and former executive officers was reflected in the firm’s total compensation and benefits expense in 2014 related to the LTIP.  We concluded that the LTIP was not material for disclosure in our 2014 Form 10-K.

We will continue to evaluate the materiality of the LTIP and PSUs and will include the required disclosures under ASC 710 and ASC 718, respectively, in our future filings if they become material.

Item 11 – Executive Compensation, page 229

3.
We refer to your definitive proxy statement disclosures on pages 51-53 concerning your 2015 and 2013 LTIP awards and on page 59 concerning your 2014 LTIP awards. With a view to potential disclosure in future filings, please tell us how your FY2014 “ROE” or other applicable performance metrics impacted the (1) nominal values and (2) maximum payout values for each outstanding non-equity incentive plan. Also provide us a table that shows each outstanding non-equity incentive plan award held by your named executive officers. In the table, include the LTIP grant year, the notional and maximum payout values calculated as of the end of FY2014, and the date marking the end of each applicable performance period. To the extent you believe that the information you provide us should not be required in your future filings, provide us with your analysis.

Response:

The LTIP awards are non-equity incentive plan awards for purposes of Item 402(c) and (d) of Regulation S-K.  As such, the LTIP awards for the 2014 grant year were reported in our Proxy Statement for the 2015 Annual Meeting of Shareholders (“2015 Proxy”) in the 2014 Grants of Plan-Based Awards table at the time of grant and will be reported in our proxy statement in the Summary Compensation Table at the time earned by the named executive officers.  While Item 402(f) of Regulation S-K requires disclosure of outstanding equity awards at year end, there is no analogous disclosure requirement with respect to outstanding awards granted under a non-equity incentive plan like the LTIP.  Disclosure of the outstanding LTIP awards is also not required in the Compensation Discussion and Analysis within Item 402(b) of Regulation S-K since outstanding LTIP awards are not a factor considered by the Compensation Committee when making named executive officer annual compensation determinations.

[Redacted]

In 2014, the notional value of the aggregate outstanding LTIP awards for each grant year increased by $4 million, $3 million, $7 million and $6 million for the 2014, 2013, 2012 and 2011 grant years, respectively, after incorporating the FY2014 “ROE” in the calculation.  During 2014, the aggregate maximum payout value for the 2014 grant year award remained essentially unchanged.  At the end of 2014, the aggregate maximum payout value for the 2012 grant year award became calculable.

4.
Additionally, we note that your disclosure on page 37 of the definitive proxy statement indicates that the LTIP awards granted are not part of annual compensation and are not included in the Summary Compensation Table. Please tell us when you will disclose the LTIP awards in the Summary Compensation Table.

Response:

Our named executive officers do not earn any amounts under the LTIP awards until the end of the performance period.  As such, in accordance with Item 402(c)(2)(vii) of Regulation S-K, each LTIP award will be disclosed in the Summary Compensation Table for the named executive officers when the performance period is complete and the award is earned. For example, the 2013 Summary Compensation Table on page 42 of our Proxy Statement for the 2014 Annual Meeting of Shareholders included the LTIP award earned by one of our named executive officers.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Lloyd C. Blankfein, Chairman and Chief Executive Officer
Harvey M. Schwartz, Chief Financial Officer
(The Goldman Sachs Group, Inc.)

4